UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
CARDINAL ETHANOL, LLC
(Name of Issuer)
Limited Liability Company Membership Units
(Title of Class of Securities)
Not Applicable
(CUSIP Number)
Justin T. Molitoris
Barrett McNagny LLP
215 East Berry Street
Fort Wayne, IN 46802

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 1, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).
CUSIP No.
13D
Page 2 of 8 Pages
1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David M. Dersch, Sr.
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)     Dersch Energy LLC
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
PF
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
U.S Citizen





NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.

SOLE VOTING POWER

0


8.

SHARED VOTING POWER

744


9.

SOLE DISPOSITIVE POWER

0


10.

SHARED DISPOSITIVE POWER

744






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

744

12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%


14.

TYPE OF REPORTING PERSON (see instructions)

IN








CUSIP No.

13D

Page 3 of 8 Pages




















1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David M. Dersch, Jr.


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)     Dersch Energy LLC
(b)

3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

PF


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6.

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S Citizen








NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.

SOLE VOTING POWER

1


8.

SHARED VOTING POWER

754


9.

SOLE DISPOSITIVE POWER

1


10.

SHARED DISPOSITIVE POWER

754






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

755


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%


14.

TYPE OF REPORTING PERSON (see instructions)

IN










CUSIP No.

13D

Page 4 of 8 Pages






1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS (ENTITIES ONLY)

Mark W. Dersch


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)     Dersch Energy LLC
(b)


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

PF


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6.

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S Citizen








NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.

SOLE VOTING POWER

100


8.

SHARED VOTING POWER

754


9.

SOLE DISPOSITIVE POWER

100


10.

SHARED DISPOSITIVE POWER

754






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

854


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%


14.

TYPE OF REPORTING PERSON (see instructions)

IN










CUSIP No.

13D

Page 5 of 8 Pages






Item 1.  Security and Issuer.

Limited liability company membership units of Cardinal Ethanol, LLC, 1554 N. 600 E. Union City, IN 47390.


Item 2. Identity and Background.

The Reporting Persons are David M. Dersch Sr., an individual residing at
15 Valerie Dr, Greenville, SC, David M. Dersch, Jr., an individual residing at 113 Bennington Rd, Greer, SC 29650 and member of Dersch Energy LLC and Mark W. Dersch, an individual residing at 1265 E Fort King St.,
Ocala, FL 34461.

David M. Dersch, Sr. is a retired Physician, David M. Dersch, Jr. is an Air Force Chaplain and Mark W. Dersch is a Physician in Ocala, Florida. David M. Dersch, Sr. and David M. Dersch, Jr. are the managers of
Dersch Energy, LLC.

With respect to the affairs of David M. Dersch, Sr., David M. Dersch, Jr. and Mark W. Dersch, each acting individual or collectively, have been appointed David M. Dersch, Sr.s Attorney-in-Fact pursuant to that certain General
Power of Attorney dated December 4, 2014.

During the last 5 years, none of the individuals have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All individuals are citizens of the United States.


Item 3. Source or Amount of Funds or Other Consideration.

David M. Dersch, Sr., David M. Dersch, Jr. and Mark W. Dersch have all used funds from personal accounts.


Item 4. Purpose of Transaction.

The Reporting Persons have acquired their interests in the Issuer for investment purposes based upon their view that the Issuers industry presents viable opportunities for long term growth. Each Reporting Person at any time from time to time may acquire additional stock or dispose of any of its stock
depending on an ongoing evaluation of the investment.   The Reporting Persons
 do not have any other plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.







CUSIP No.

13D

Page 6 of 8 Pages







Item 5. Interest in Securities of the Issuer.

David M. Dersch, Sr. owns and has shared voting and dispositive power over 154 units of the Issuers membership interests. As David M. Dersch, Sr.s Attorney-in-Fact, David M. Dersch, Jr. and Mark W. Dersch have shared voting and dispositive power over the same 154 units.

David M. Dersch, Jr. owns and has sole voting and dispositive power over 1 unit of the Issuers membership interests.

Mark W. Dersch owns and has sole voting and dispositive power over 100 units of the Issuers membership interests.

As the manager of Dersch Energy, LLC, David M. Dersch, Sr. and
David M. Dersch, Jr. have shared voting and dispositive power over the same
600 units. As David M. Dersch, Sr.s Attorney-in-Fact, Mark W. Dersch has shared voting and dispositive power over the same 600 units.

David M. Dersch, Sr. has shared voting and dispositive power over 5.2% of the Issuers outstanding equity. David M. Dersch, Jr. has sole or shared voting and dispositive power over 5.2% of the Issuers outstanding equity. Mark W. Dersch has sole or shared voting and dispositive power over 5.9% of the Issuers outstanding equity.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

David M. Dersch, Jr. serves on the board of directors of Cardinal Ethanol, LLC.


Item 7. Materials to Be Filed as Exhibits.

N/A






CUSIP No.

13D

Page 7 of 8 Pages





SIGNATURES
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DAVID M. DERSCH, SR.

/s/ David M. Dersch, Sr.________________





DAVID M. DERSCH, JR.

/s/ David M. Dersch, Jr.________________




MARK W. DERSCH

/s/ Mark W. Dersch________________









CUSIP No.

13D

Page 8 of 8 Pages








JOINT FILING AGREEMENT


       In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to (i) the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Industrial Services of America, Inc.
and (ii) that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate.

	IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 14th day of February, 2022.


DAVID M. DERSCH, SR.


/s/ David M. Dersch, Sr.




DAVID M. DERSCH, JR.


/s/ David M. Dersch, Jr. ________________



MARK W. DERSCH


/s/ Mark W. Dersch ________________